November 16, 2018

Thomas Wiggans
Chief Executive Officer and Chairman
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94061

       Re: Dermira, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2018
           File No. 333-228249

Dear Mr. Wiggans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Katherine Duncan